Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
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                                          of the Securities Exchange Act of 1934
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                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
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                                        Subject Company: Western Resources, Inc.


               PNM/Western Talks To Modify Agreement Discontinued

ALBUQUERQUE, N.M., AUGUST 13, 2001, - PNM, Public Service Company of New Mexico (NYSE: PNM), today announced that Western Resources, Inc. (NYSE: WR) discontinued talks between PNM and Western about possible modifications to their proposed transaction and that the parties are in disagreement about the future of the transaction.

Western has advised PNM that it believes the parties should pursue completion of the transaction as currently structured notwithstanding two recent orders from the Kansas Corporation Commission (KCC). PNM in return has advised Western that it is disappointed that the talks have been discontinued since it continues to believe that the existing transaction cannot be consummated if the KCC orders remain in effect.

One of the orders prohibits the split-off of Western's unregulated businesses in the manner proposed by Western. As the transaction with PNM is currently structured, the split-off is required prior to closing the deal. The other order reduces Western's rates by almost $23 million annually. Western has filed for reconsideration of the two orders.

PNM has advised Western that the order reducing Western's rates would have a material adverse effect on the financial condition of the proposed combined companies, and could result in the failure of a significant condition to the transaction. Western has advised PNM that it disagrees. PNM believes that Western has responsibility for resolving issues raised by the KCC orders.

 "PNM remains committed to the strategic benefits of bringing the two companies' electric operations together," said Jeff Sterba, PNM Chairman, President & CEO. "We continue to believe that the Merger Agreement with Western, as currently structured, cannot be consummated if the KCC orders stand and the KCC's expressed concerns are not addressed by Western."

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market in the Western U.S. PNM stock is traded primarily on the NYSE under the symbol PNM.